UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

001-36176

(Commission file number)

EROS INTERNATIONAL PLC

(Translation of registrant’s name into English)

550 County Avenue

Secaucus, New Jersey 07094

(Address of principal executive office)

________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Not Applicable

This report on Form 6-K is being furnished to disclose the notice of annual general meeting, to be held on December 1, 2016, issued by the Registrant on October 14, 2016. The press release announcing the annual general meeting, the notice, together with the form of proxy card and the Registrant’s Form 20-F are exhibits hereto. The information in this Form 6-K and the exhibits attached hereto shall not be deemed “filed” for purposes of Section 18 of the Securities Act of 1934.

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated October 17, 2016.
99.2	Notice of Annual General Meeting.
99.3	Form of proxy card.
99.4	Annual Report on Form 20-F for the fiscal year ended March 31, 2016 of the Registrant (incorporated by reference to the Annual Report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on July 27, 2016).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2016	Eros International Plc

	By:	/s/ Mark Carbeck
Name: Mark Carbeck
Title: Chief Corporate and Strategy Officer